Exhibit 99.1

Innocoll Holdings plc Announces Fourth Quarter and Full-Year 2015
Financial and Operating Results and Provides Corporate Update

ATHLONE, Ireland, March, 17, 2016 -- Innocoll Holdings plc (Nasdaq: INNL), a global, specialty pharmaceutical company with late stage development programs targeting areas of significant unmet medical need announced financial and operating results for the three months and full year ended December 31, 2015. We manufacture and supply a range of pharmaceutical products and medical devices using our proprietary collagen-based biodegradable and fully bioresorbable technology platform.

“We have successfully performed against the commitments we made at the beginning of 2015," said Tony Zook, Chief Executive Officer of Innocoll. “Our Phase 3 programs for INL-001, or XaraColl, and INL-002, or Cogenzia, initiated on schedule and all four trials are on track to deliver results on time and on budget. We re-domiciled the company to Ireland, which will enable us to be competitive with other NASDAQ listed companies, while we continue to enjoy our Irish tax residency. We recently had a pre-IDE meeting with the FDA to discuss the INL-003, or CollaGUARD, path toward approval and we are preparing to begin the required non-clinical studies in the second quarter. I expect 2016 to be a transformative year for Innocoll and, together with our experienced leadership team, we are preparing Innocoll to successfully transition to a commercial stage company”.

Fourth Quarter 2015 and Recent Highlights

•	Appointed Charles Katzer as Global Supply / Procurement.

•	Announced plans in December to move the company’s domicile to Ireland from Germany; completed re-domiciliation on March 16 to become an Irish-incorporated company, Innocoll Holdings plc. Transitioned NASDAQ listing via the exchange of ADSs of our predecessor, Innocoll AG, for ordinary shares of Innocoll Holdings plc, listed directly on NASDAQ under the same “INNL” trading symbol.

Clinical Program Update

INL-001 (XaraColl®)

•	Patients continue to be recruited and treated in two identical U.S. Phase 3 trials, MATRIX-1 and MATRIX-2, to evaluate the 300 mg dose versus placebo in patients undergoing abdominal hernia repair. The primary endpoint is 24-hour Summed Pain Intensity. Secondary endpoints include 48 and 72-hour pain relief and opioid use. Topline data from these studies are anticipated to be available in the second quarter and an NDA submission is anticipated by the end of the third quarter of 2016.

INL-002 (Cogenzia®)

•	Patients continue to be recruited and dosed in two identical Phase 3 trials, one in the U.S. (COACT-1) and the second in the U.S. and Europe (COACT-2), to evaluate the safety and efficacy of topical gentamicin administered via a collagen matrix in patients with diabetic foot infections. The primary endpoint is “clinical cure” at the test of cure, which will be evaluated by the clinician 10 days post completion of treatment. Topline data from these studies are anticipated to be available in the third quarter of 2016 and we anticipate an NDA submission by the fourth quarter of 2016 under its designation of QIDP, which provides potential access to priority review and eligibility for Fast Track priority review designation by the FDA.

INL-003 (CollaGUARD®)

•	A clinical program is under development for CollaGUARD to support approval in the U.S.A. for which a constructive pre-IDE meeting was held with FDA in the first quarter of 2016. We agreed upon a non-clinical program of two small studies, an infectivity study and a burst study. Both studies are anticipated to be completed and reported prior to the filing of a full IDE package in the third quarter of 2016, with the Pilot (Feasibility) Clinical Study to be initiated immediately thereafter, upon availability of resources.

Fourth Quarter 2015 Financial Results

Net Loss Attributable to Ordinary Shareholders: Innocoll AG reported a net loss attributable to its ordinary shares of €6.2 million, or €3.5 per share of Innocoll AG ($0.29 per ADS, converted at an exchange rate as of December 31, 2015), for the fourth quarter of 2015, compared to a loss of €4.2 million, or €2.9 per share of Innocoll AG ($0.24 per ADS) for the fourth quarter of 2014. Each ADS of Innocoll AG represented 1/13.25 of an ordinary share of Innocoll AG, prior to our termination of Innocoll AG's ADS facility.

Non-GAAP diluted net loss excluding nonrecurring items was €15.5 million or €8.7 per share of Innocoll AG ($0.72 per ADS), for the fourth quarter of 2015, compared to a loss of €2.0 million or €1.4 per share of Innocoll AG ($0.11 per ADS), for the fourth quarter of 2014.

The number of Innocoll AG ordinary shares outstanding increased from 1.46 million in the fourth quarter of 2014 to 1.77 million in the fourth quarter of 2015, primarily as a result of Innocoll AG's follow-on public offering in the second quarter of 2015.

Revenues: Revenues were €0.8 million for the fourth quarter of 2015 and fourth quarter of 2015.

Research and Development (R&D) Expenses: R&D expenses were €10.7 million for the fourth quarter of 2015 as compared to €1.3 million for the fourth quarter of 2014. R&D expenses in the fourth quarter of 2015 included €9.7 million in external clinical research expenses, which was primarily driven by the ramp-up of our Phase 3 XaraColl and Cogenzia efficacy trials.

General and Administrative (G&A) Expenses: G&A expenses were €6.5 million for the fourth quarter of 2015 as compared to €4.3 million for the fourth quarter of 2014. Excluding stock-based compensation charges, G&A expenses for the fourth quarter of 2015 were €5.2 million as compared to €2.0 million for the fourth quarter of 2014. The increase in G&A excluding stock-based compensation was primarily due to our continued infrastructure build out to support clinical programs, initiation of our pre-commercialization investment and expenses related to the company's re-domiciliation to Ireland.

Other Operating Income/(Expense): Other operating income was €1.7 million for the fourth quarter of 2015 as compared to €0.0 million for the fourth quarter of 2014. The income in the fourth quarter of 2015 was primarily driven by the reversal of the impairment of certain plant and equipment in earlier years which the company is now utilizing as part of its expansion of manufacturing facilities in Saal, Germany.

Finance Income/(Expense): Finance income was €9.9 million for the fourth quarter of 2015 as compared to €2.1 million for the fourth quarter of 2014. Finance expense in each quarter consisted primarily of non-cash items due to the decrease in the value of liabilities associated with options issued to pre-IPO investors outstanding at the end of each quarter, as well as foreign exchange gains or losses.

Full Year 2015 Financial Results

Net Loss Attributable to Ordinary Shareholders: Innocoll AG reported a net loss attributable to its ordinary shareholders of €43.1 million, or €25.6 per share of Innocoll AG ($2.10 per ADS, converted at an exchange rate as of December 31, 2015), for the year ended December 31, 2015, compared to a loss of €20.7 million, or €28.1 per share of Innocoll AG ($2.31 per ADS) for the year ended December 31, 2014.

Non-GAAP diluted loss excluding nonrecurring items was €38.5 million or €22.9 per share of Innocoll AG ($1.90 per ADS), for the year ended December 31, 2015, compared to a loss of €9.3 million, or €12.6 per share of Innocoll AG ($1.03 per ADS), for the year ended December 31, 2014.

The number of Innocoll AG ordinary shares outstanding increased from 0.74 million during the year ended December 31, 2014, to 1.69 million during the year ended December 31, 2015, primarily as a result of the conversion of preferred shares into Innocoll AG ordinary shares and the follow-on public offering in the second quarter of 2015.

Revenues: Revenues were €2.6 million for the year ended December 31, 2015 as compared to €4.5 million for year ended December 31, 2014. This decrease was primarily due to a decrease in sales to Jazz Pharmaceuticals/EUSA Pharma of CollatampG, our gentamicin implant for the treatment and prevention of post-surgical infection

Research and Development (R&D) Expenses: R&D expenses were €26.9 million for the year ended December, 31 2015 as compared to €3.3 million for the year ended December 31, 2014. R&D expenses in the year ended December 31, 2015 included €23.8 million in external clinical research expenses, which was primarily due to the completion of our pivotal pharmacokinetics and safety study of XaraColl and the initiation and running of our Phase 3 Cogenzia and Xaracoll efficacy trials. R&D expenses are expected to continue to increase going forward as the company advances the clinical development of its products.

General and Administrative (G&A) Expenses: G&A expenses were €19.0 million for the year ended December 31, 2015 as compared to €11.7 million for the year ended December 31, 2014. Excluding stock-based compensation charges, G&A expenses for the year ended December 31 2015 were €14.2 million as compared to €6.6 million for the year ended December 31, 2014. The increase in G&A, excluding stock-based compensation, was primarily due to our continued infrastructure build out to support clinical programs, initiation of our pre-commercialization investment and expenses related to the company re-domiciliation to Ireland.

Other Operating Income/(Expense): Other operating income was €3.9 million for the year ended December 31, 2015 as compared to €0.0 million for the year ended December 31, 2014. The income in the year ended December 31, 2015 was primarily driven by the reversal of the impairment of certain plant and equipment in earlier years.

Finance Income/(Expense): Finance income was €1.4 million for the year ended December 31, 2015 as compared to finance expense of €4.5 million in the year ended December 31, 2014. Finance income in the year ended December 31, 2015 consisted primarily of €5.1 million in foreign exchange gains, partially offset by €3.7 million fair value expense of investor options outstanding. Finance expense in the year ended December 2014 included €6.3 million fair value expense of investor options outstanding, and €3.1 million interest on convertible preferred shares, partially offset by €4.7 million in foreign exchange gains.

Cash Position

As of December 31, 2015, cash and cash equivalents totaled €38.7 million ($42.2 million, converted at an exchange rate as of December 31, 2015) compared to €34.8 million as of September 30, 2015 ($39.0 million, converted at an exchange rate as of September 30, 2015). In addition, the company has available to it up to €10 million in loan commitments from the European Investment Bank (EIB), which will become available if the company achieves primary end points for either of the XaraColl or Cogenzia studies.

Our rate of expenses will continue to increase as we advance our planned clinical trials of XaraColl, Cogenzia and CollaGUARD and expanding our manufacturing facility in Saal, Germany. As a result, we will be required to seek additional sources of capital during the next 12 months or restrict certain of our expenditures to conserve capital and extend our resources.

For further financial information for the period ending December 31, 2015, please refer to the financial statements appearing at the end of this release. As the financial statements are in euros, all amounts shown in U.S. dollars are for the convenience of the reader only, translated at a rate of $1.0887 per euro, the exchange rate as of December 31, 2015.

Conference Call

Innocoll management will host a conference call today at 8:30 a.m. EDT to discuss Fourth quarter and full-year 2015 financial results and provide a business update.

To participate in the conference call, please dial 877-407-4018 (domestic) or 201-689-8471 (international) and ask for the "Innocoll fourth quarter financial results conference call." A live webcast of the call can be accessed under "Events and Presentations" in the News & Investors section of the Company's website at www.innocoll.com.

An archived webcast recording and telephone replay will be available on the Innocoll website beginning approximately two hours after the call. To access the telephone replay, please dial 877-870-5176 for domestic callers or 858-384-5517 for international callers and entering the conference code: 13632174. The telephone replay will be available until midnight EDT on March 21, 2016.

About Innocoll

Innocoll is dedicated to making better happen—better ways for patients to recover from surgeries and better ways to treat limb-threatening infections. We strive to engineer better medicines to help patients get better.

Our proprietary, biocompatible, and biodegradable collagen products are precision-engineered for targeted use. Applied locally to wound and/or surgery sites, they are designed to provide a range of benefits.

Our robust, late-stage product pipeline is focused on addressing a number of significant unmet medical needs: INL-001, a bupivacaine-collagen bioresorbable implant (Phase III), is being studied to provide better postoperative analgesia; INL-002, a gentamicin-collagen topical matrix (Phase III), is being investigated as a topical treatment to better treat diabetic foot infections; and INL-003, a bioresorbable collagen film surgical adhesion barrier (approved ex-US), is scheduled to enter clinical trials in the US for the prevention of postsurgical adhesions.

Our currently approved products include: COLLAGUARD® (ex-US), COLLATAMP® G, SEPTOCOLL® E, REGENEPRO®, COLLACARE®, COLLEXA®, and ZORPREVA®, some of which are sold globally through strategic partnerships, including those with Takeda, EUSA Pharma, and Biomet. All of our native collagen products—from extraction/purification of type-1 collagen through final delivery form—are manufactured at our certified, integrated plant in Saal, Germany.

Innocoll is a global company operating in Europe and the US, with plans to further partner in other high- potential areas around the world.

For more information, please visit www.innocoll.com.

CollaRx®, Collatamp®, CollaGUARD®, Collieva®, CollaCare®, Collexa®, Cogenzia® LidoColl®, LiquiColl®, and XaraColl® are registered trademarks, and CollaPress™, DermaSil™, Durieva™, and Zorpreva™ are trademarks of the company.

Use of Non-IFRS/non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. We define adjusted non-GAAP earnings per share as basic and diluted earnings per share excluding share based payments, fair value expense or income on options outstanding and impairment charges or reversals. We believe adjusted non-GAAP earnings per share is meaningful to our investors to enhance their understanding of our financial condition and results. We believe that non-GAAP earnings per share excluding these non-cash items may provide securities analysts, investors and other interested parties with a useful measure of our operating performance and cash requirements. Disclosure in this press release of non-GAAP earnings per share, which is a non-IFRS financial measure, is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. Non-GAAP earnings per share should not be considered as an alternative to earnings per share, profit (loss) or any other performance measure derived in accordance with IFRS. Our presentation of adjusted earnings per share should not be construed to imply that our future results will be unaffected by unusual non-cash or non-recurring items.

Forward-looking Statements

"Any statements in this press release about our future expectations, plans and prospects, including statements about the development of our product candidates, such as the timing, conduct and outcome of our Phase 3 clinical trials of Xaracoll for the treatment of post-operative pain and Cogenzia for the adjuvant treatment of diabetic foot infections, and clinical and non-clinical studies of CollaGUARD, our barrier for the prevention of post-surgical adhesions, and related anticipated FDA pathways and approvals of our proposed clinical strategies, timing and adequacy of the completion of the expansion of our manufacturing facility, pre-commercial activities, the advancement of our earlier stage pipeline, future sales of CollatampG, CollaGUARD, RegenePro, Septocoll or other approved or marketed products, our ability to transition to a commercial stage company, and other statements containing the words "anticipate," "believe," "estimate," "expect," "intend", "goal," "may", "might," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including statements about the clinical trials of our product candidates. Such forward-looking statements involve substantial risks and uncertainties that could cause our clinical development programs, future results, performance or achievements to differ significantly from those expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, those related to the timing and costs involved in developing and commercializing our products and product candidates, the initiation and conduct of clinical trials, delays in potential approvals by the FDA of the commencement of trials, availability of data from clinical trials, positive results from such trials and expectations for regulatory approvals, our scientific approach and general development progress, the availability or commercial potential of our product candidates, the sufficiency of cash resources and need for additional financing or other actions and other factors discussed in the "Risk Factors" section of our Annual Report on Form 20-F for the year ended December 31, 2015, which is to be filed with the Securities and Exchange Commission. In addition, the forward-looking statements included in this press release represent our views as of the date of this release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this release."

Tables to follow

INNOCOLL AG
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE (LOSS)/INCOME (UNAUDITED)

			Three			Twelve
	Three months		months	Twelve months		months
	ended		ended	ended		ended
	12/31/15		12/31/14	12/31/15		12/31/14
Thousands of Euros (except where indicated in US$, and
share and share data)	($'000)	(€'000)	(€'000)	($'000)	(€'000)	(€'000)

Revenue	$880	€808	€755	$2,816	€2,587	€4,497
Cost of sales	(1,248)	(1,146)	(1,412)	(5,228)	(4,802)	(5,573)
Gross loss	(368)	(338)	(657)	(2,412)	(2,215)	(1,076)
Research and development expenses	(11,673)	(10,722)	(1,297)	(29,262)	(26,878)	(3,252)
General and administrative expenses	(7,107)	(6,528)	(4,331)	(20,667)	(18,983)	(11,687)
Other operating income/(expense) - net	1,885	1,731	(39)	4,220	3,876	(39)

Loss from operating activities - continuing operations	(17,263)	(15,857)	(6,324)	(48,121)	(44,200)	(16,054)
Finance income/(expense)	10,785	9,906	2,132	1,544	1,418	(4,535)
Other income	-	-	-	-	-	75
Loss before income tax	(6,478)	(5,951)	(4,192)	(46,577)	(42,782)	(20,514)
Income tax	(305)	(280)	(45)	(400)	(367)	(152)
Loss for the period - all attributable to equity holders
of the company	(6,783)	(6,231)	(4,237)	(46,977)	(43,149)	(20,666)
Other comprehensive income:
Currency translation adjustment	(136)	(125)	(208)	(566)	(520)	(623)
Total comprehensive loss for the period	$(6,919)	€(6,356)	€(4,445)	$(47,543)	€(43,669)	€(21,289)
Basic loss per share	$(3.8)	€(3.5)	€(2.9)	$(27.9)	€(25.6)	€(28.1)
Diluted loss per share	$(3.8)	€(3.5)	€(2.9)	$(27.9)	€(25.6)	€(28.1)
Basic loss per ADS	$(0.3)	€(0.3)	€(0.2)	$(2.1)	€(1.9)	€(2.1)
Diluted loss per ADS	$(0.3)	€(0.3)	€(0.2)	$(2.1)	€(1.9)	€(2.1)

INNOCOLL AG
NON-GAAP NET EARNINGS (UNAUDITED)

			Three			Twelve
	Three months		months	Twelve months		months
	ended		ended	ended		ended
	12/31/15		12/31/14	12/31/15		12/31/14
Numerator for non-GAAP loss per share -Thousands of
Euros (except where indicated in US$, and share and share data)	($'000)	(€'000)	(€'000)	($'000)	(€'000)	(€'000)

Net loss - basic	$(6,783)	€(6,231)	€(4,237)	$(46,977)	€(43,149)	€(20,666)
Share based payments	1,465	1,346	2,309	5,199	4,775	5,149
Fair value (gain)/expense on warrants	(9,645)	(8,859)	(87)	4,066	3,735	6,265
Reversal of impairment of property, plant & equipment	(1,885)	(1,731)	-	(4,220)	(3,876)	-
Non-GAAP net loss - basic and diluted	(16,848)	(15,475)	(2,015)	(41,932)	(38,515)	(9,252)
Denominator - number of shares:
Weighted-average shares outstanding - basic and diluted	1,770,074	1,770,074	1,456,933	1,685,088	1,685,088	735,416

Loss per share:
Basic and diluted	$(9.5)	€(8.7)	€(1.4)	$(24.9)	€(22.9)	€(12.6)

Loss per ADS:
Basic and diluted	$(0.7)	€(0.7)	€(0.1)	$(1.9)	€(1.7)	€(1.0)

INNOCOLL AG
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at December 31, 2015 (unaudited) and December 31,2014

Thousands of Euros (except where indicated in US$)		12/31/15		12/31/15		12/31/14

		($'000)		(€'000)		(€'000)
Assets	$		€		€
Property, plant and equipment		8,419		7,733		1,238
Total non-current assets		8,419		7,733		1,238
Inventories		1,808		1,661		1,118
Trade and other receivables		4,564		4,192		761
Cash and cash equivalents		42,186		38,749		45,616
Total current assets		48,558		44,602		47,495
Total assets		56,977		52,335		48,733
Equity
Share capital		1,943		1,785		1,503
Share premium		149,470		137,292		122,084
Capital contribution		787		723		723
Other reserves		13,516		12,415		12,415
Currency translation reserve		(1,243)		(1,142)		(622)
Accumulated share compensation reserve		10,804		9,924		5,149
Accumulated deficit		(163,160)		(149,867)		(106,718)
Total equity attributable to equity holders of the company		12,117		11,130		34,534
Liabilities
Interest bearing loans & borrowings		16,400		15,064		-
Warrant liability		11,498		10,561		7,239
Defined pension liability		49		45		61
Total non-current liabilities		27,947		25,670		7,300
Trade and other payables		14,411		13,237		5,055
Deferred income		2,219		2,038		1,835
Deferred taxation		263		242		-
Current taxes payable		20		18		9
Total current liabilities		16,913		15,535		6,899
Total liabilities		44,860		41,205		14,199
Total equity and liabilities		56,977		52,335		48,733

INNOCOLL AG
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

			Three	Twelve	Twelve	Twelve
	Three months		months	months	months	months
	ended		ended	ended	ended	ended
Thousands of Euros (except where indicated in US$)	12/31/15	12/31/15	12/31/14	12/31/15	12/31/15	12/31/14
	($'000)	(€'000)	(€'000)	($'000)	(€'000)	(€'000)
Operating activities loss for the period	$(6,783)	€(6,231)	€(4,237)	$(46,977)	€(43,149)	€(20,666)
Adjustments for:
Finance (income)/expense	(10,785)	(9,906)	(2,132)	(1,544)	(1,418)	4,535
Depreciation/impairment, (reversal of impairment) of property, plant & equipment	(1,800)	(1,653)	109	(3,873)	(3,557)	403
Income tax expense	305	280	45	400	367	152
Profit on the sale of fixed assets	-	-	-	-	-	(75)
Share based payment	1,465	1,346	2,309	5,199	4,775	5,149
Foreign exchange (gains)/losses	50	46	(48)	(251)	(231)	(129)
Operating cash outflows before movements in working capital	(17,548)	(16,118)	(3,954)	(47,046)	(43,213)	(10,631)
(Increase)/decrease in inventory	(265)	(243)	45	(591)	(543)	605
(Increase)/decrease in trade and other receivables	(680)	(625)	261	(3,735)	(3,431)	(352)
Increase/(decrease) in trade and other payables	6,137	5,637	443	8,908	8,182	(1,334)
Increase/(decrease) in deferred income and defined benefit pension liability	(135)	(124)	86	204	187	(792)
Income taxes paid	(30)	(28)	(88)	(126)	(116)	(196)
Net cash used in operating activities	(12,521)	(11,501)	(3,207)	(42,386)	(38,934)	(12,700)
Cash flows from investing activities:
Purchases of property, plant and equipment	(1,322)	(1,214)	(311)	(3,201)	(2,940)	(909)
Interest received	17	16	63	227	209	65
Interest paid	(4)	(4)	-	(148)	(136)	-
Proceeds on sale of Fixed Assets	1	1	-	2	2	75
Net cash used in investing activities:	(1,308)	(1,201)	(248)	(3,120)	(2,865)	(769)
Cash inflows from financing activities:
Proceeds from the issue of preferred stock and convertible promissory notes	-	-	-	-	-	8,718
Proceeds from issue of ordinary shares	814	748	(6)	18,403	16,904	45,463
Issuance costs allocated against share premium	-	-	-	(1,989)	(1,827)	(2,023)
Proceeds from interest bearing loans & borrowings	16,331	15,000	-	16,331	15,000	-
Net cash inflows from financing activities	17,145	15,748	(6)	32,745	30,077	52,158
Net (decrease)/increase in cash and cash equivalents	3,316	3,046	(3,461)	(12,761)	(11,722)	38,689
Cash and cash equivalents at the beginning of the period	37,858	34,774	47,257	49,662	45,616	2,692
Effect of foreign exchange rate changes	1,012	929	1,820	5,285	4,855	4,235
Cash and cash equivalents at the end of the period	$42,186	€38,749	€45,616	$42,186	€38,749	€45,616

Corporate:

Pepe Carmona
Chief Financial Officer

(215) 983-3362

pcarmona@innocoll.com

Jeannie Hsu Sorenson, M.D.

Vice President, Investor Relations

(314) 458-7355

jsorenson@innocoll.com

Investor Contact:

Russo Partners, LLC

Robert E. Flamm, Ph.D.

(212) 845-4226

robert.flamm@russopartnersllc.com